SECURITIES AND EXCHANGE COMMISSION
                              WASHINGTON, DC 20549

                                 --------------

                                  SCHEDULE 13D
                                 (Rule 13d-101)

                 INFORMATION TO BE INCLUDED IN STATEMENTS FILED
                          PURSUANT TO RULE 13d-1(a) AND
               AMENDMENTS THERETO FILED PURSUANT TO RULE 13d-2(a)
                             (AMENDMENT NO. 3) (1)


                                Radiologix, Inc.
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                                (Name of Issuer)


                                  Common Stock
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                         (Title of Class of Securities)


                                    75040K109
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                                 (CUSIP Number)


                                                 Gary L. Herman
Jay Wolf                                         c/o Strategic Turnaround Equity
c/o Trinad Capital Master Fund Ltd                   Partners, L.P.
2121 Avenue of the Stars, Suite 1650             720 Fifth Avenue, 9th Floor
Los Angeles, CA 90067                            New York, New York 10019
(310) 601-2500                                   (212) 247-1339
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            (Name, Address and Telephone Number of Person Authorized
                     to Receive Notices and Communications)


                                November 30, 2005
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             (Date of Event Which Requires Filing of this Statement)


If the filing person has previously filed a statement on Schedule 13G to report the acquisition that is the subject of this Schedule 13D, and is filing this schedule because of Rule 13d-1(c), 13d-1(f) or 13d-1(g), check the following box. |_|

Note. Schedules filed in paper format shall include a signed original and five copies of the schedule, including all exhibits.

See Rule 13d-7(b) for other parties to whom copies are to be sent.

                         (Continued on following pages)

------------
(1) The remainder of this cover page shall be filled out for a reporting person's initial filing on this form with respect to the subject class of securities, and for any subsequent amendment containing information which would alter the disclosures provided in a prior cover page.

      The information required in the remainder of this cover page shall not be deemed to be "filed" for the purpose of Section 18 of the Securities Exchange Act of 1934 or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act (however, see the Notes).

-------------------                                          -------------------
CUSIP No. 75040K109                   13D
-------------------                                          -------------------

--------------------------------------------------------------------------------
1     NAMES OF REPORTING PERSONS
      I.R.S. IDENTIFICATION NO. OF ABOVE PERSONS (ENTITIES ONLY)

      Trinad Capital Master Fund Ltd            980447604
--------------------------------------------------------------------------------
2     CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP*
                                                                         (a) |X|
                                                                         (b) |_|
--------------------------------------------------------------------------------
3     SEC USE ONLY


--------------------------------------------------------------------------------
4     SOURCE OF FUNDS*

      WC
--------------------------------------------------------------------------------
5     CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO
      ITEM 2(d) or 2 (e)
                                                                             |_|
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6     CITIZENSHIP OR PLACE OF ORGANIZATION

      Cayman Islands
--------------------------------------------------------------------------------
NUMBER OF         7     SOLE VOTING POWER
SHARES
BENEFICIALLY            0
OWNED BY          --------------------------------------------------------------
EACH              8     SHARED VOTING POWER
REPORTING
PERSON                  1,717,500
WITH              --------------------------------------------------------------
                  9     SOLE DISPOSITIVE POWER

                        0
                  --------------------------------------------------------------
                  10    SHARED DISPOSITIVE POWER

                        1,717,500
--------------------------------------------------------------------------------
11    AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON

      1,717,500
--------------------------------------------------------------------------------
12    CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES*

                                                                             |_|
--------------------------------------------------------------------------------
13    PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW 11

      7.65% (1)
--------------------------------------------------------------------------------
14    TYPE OF REPORTING PERSON

      CO
--------------------------------------------------------------------------------

(1) On the basis of 22,442,417 shares of Common Stock reported by the Company to be issued and outstanding as of March 20, 2006 in the Company's latest Annual Report on Form 10-K, as filed with the Securities and Exchange Commission on March 31, 2006.

                      *SEE INSTRUCTIONS BEFORE FILLING OUT!

-------------------                                          -------------------
CUSIP No. 75040K109                   13D
-------------------                                          -------------------

--------------------------------------------------------------------------------
1     NAMES OF REPORTING PERSONS
      I.R.S. IDENTIFICATION NO. OF ABOVE PERSONS (ENTITIES ONLY)

      Trinad Management, LLC            20-0591302
--------------------------------------------------------------------------------
2     CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP*
                                                                         (a) |X|
                                                                         (b) |_|
--------------------------------------------------------------------------------
3     SEC USE ONLY


--------------------------------------------------------------------------------
4     SOURCE OF FUNDS*

      N/A
--------------------------------------------------------------------------------
5     CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO
      ITEM 2(d) or 2 (e)
                                                                             |_|
--------------------------------------------------------------------------------
6     CITIZENSHIP OR PLACE OF ORGANIZATION

      Delaware
--------------------------------------------------------------------------------
NUMBER OF         7     SOLE VOTING POWER
SHARES
BENEFICIALLY            0
OWNED BY          --------------------------------------------------------------
EACH              8     SHARED VOTING POWER
REPORTING
PERSON                  1,717,500
WITH              --------------------------------------------------------------
                  9     SOLE DISPOSITIVE POWER

                        0
                  --------------------------------------------------------------
                  10    SHARED DISPOSITIVE POWER

                        1,717,500
--------------------------------------------------------------------------------
11    AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON

      1,717,500
--------------------------------------------------------------------------------
12    CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES*

                                                                             |_|
--------------------------------------------------------------------------------
13    PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW 11

      7.65% (1)
--------------------------------------------------------------------------------
14    TYPE OF REPORTING PERSON

      OO
--------------------------------------------------------------------------------

(1) On the basis of 22,442,417 shares of Common Stock reported by the Company to be issued and outstanding as of March 20, 2006 in the Company's latest Annual Report on Form 10-K, as filed with the Securities and Exchange Commission on March 31, 2006.

                      *SEE INSTRUCTIONS BEFORE FILLING OUT!

-------------------                                          -------------------
CUSIP No. 75040K109                   13D
-------------------                                          -------------------

--------------------------------------------------------------------------------
1     NAMES OF REPORTING PERSONS
      I.R.S. IDENTIFICATION NO. OF ABOVE PERSONS (ENTITIES ONLY)

      Robert Ellin            N/A
--------------------------------------------------------------------------------
2     CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP*
                                                                         (a) |X|
                                                                         (b) |_|
--------------------------------------------------------------------------------
3     SEC USE ONLY


--------------------------------------------------------------------------------
4     SOURCE OF FUNDS*

      N/A
--------------------------------------------------------------------------------
5     CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO
      ITEM 2(d) or 2 (e)
                                                                             |_|
--------------------------------------------------------------------------------
6     CITIZENSHIP OR PLACE OF ORGANIZATION

      United States
--------------------------------------------------------------------------------
NUMBER OF         7     SOLE VOTING POWER
SHARES
BENEFICIALLY            0
OWNED BY          --------------------------------------------------------------
EACH              8     SHARED VOTING POWER
REPORTING
PERSON                  1,717,500
WITH              --------------------------------------------------------------
                  9     SOLE DISPOSITIVE POWER

                        0
                  --------------------------------------------------------------
                  10    SHARED DISPOSITIVE POWER

                        1,717,500
--------------------------------------------------------------------------------
11    AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON

      1,717,500 (1)
--------------------------------------------------------------------------------
12    CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES*

                                                                             |_|
--------------------------------------------------------------------------------
13    PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW 11

      7.65% (1)
--------------------------------------------------------------------------------
14    TYPE OF REPORTING PERSON

      IN
--------------------------------------------------------------------------------

(1) On the basis of 22,442,417 shares of Common Stock reported by the Company to be issued and outstanding as of March 20, 2006 in the Company's latest Annual Report on Form 10-K, as filed with the Securities and Exchange Commission on March 31, 2006.

                      *SEE INSTRUCTIONS BEFORE FILLING OUT!

      The purpose of this Amendment No. 3 to the Schedule 13D previously filed jointly by Trinad Capital Master Fund Ltd, Trinad Management, LLC, Robert Ellin, Strategic Turnaround Equity Partners, L.P., Galloway Capital Management LLC, Gary L. Herman and Bruce Galloway (collectively, the "Reporting Persons"), on December 8, 2005 ("Schedule 13D") is to disclose the current number of shares of Common Stock of Radiologix, Inc. and disclose information regarding the notice of Trinad Capital Master Fund Ltd and Strategic Turnaround Equity Partners, L.P.'s intention to nominate persons for election as Directors at the 2006 Annual Meeting of Stockholders of Radiologix, Inc to the Corporate Secretary of Radiologix, Inc. Accordingly, only Items 3, 4, 5, 6 and 7, the only amended Items, are reported herein.

Item 3. Source and Amount of Funds or Other Consideration

      The shares of Common Stock owned directly and indirectly by the Reporting Persons were purchased with working capital of Trinad Capital Master Fund Ltd.

Item 4. Purpose of Transaction

      All of the shares of Common Stock reported herein were acquired for investment purposes.

      The following table sets forth all the transactions with respect to the shares of Common Stock not previously reported on the Schedule 13D by any of the Reporting Persons:

      On each of the following dates and at the following prices per share, Trinad Capital Master Fund Ltd made purchases of Common Stock on the open market with its working capital:

      --------------------------------------------------------------------
             Date           Number of Shares Acquired      Price Per Share
      --------------------------------------------------------------------
           11/30/05                   25,000                   3.1905
      --------------------------------------------------------------------
            3/17/06                    5,400                   1.8178
      --------------------------------------------------------------------
            3/22/06                   10,000                   1.7814
      --------------------------------------------------------------------
            3/23/06                   25,000                   1.7806
      --------------------------------------------------------------------
            3/28/06                   10,000                   1.7865
      --------------------------------------------------------------------
            3/29/06                   27,400                   1.8122
      --------------------------------------------------------------------
            3/30/06                   20,000                   1.7999
      --------------------------------------------------------------------
            3/30/06                   25,000                   1.7786
      --------------------------------------------------------------------
            3/31/06                   35,400                   1.8180
      --------------------------------------------------------------------
            4/06/06                   15,000                   1.7103
      --------------------------------------------------------------------
            4/17/06                   10,000                   1.6615
      --------------------------------------------------------------------

Item 5. Interest in Securities of the Issuer

(a) and (b) As of the date hereof, Trinad Capital Master Fund Ltd, Trinad Management, LLC (as the general partner of Trinad Capital Master Fund Ltd) and Robert Ellin (as a Managing Member of Trinad Management, LLC) are deemed to beneficially own an aggregate of 1,717,500 shares of Common Stock, representing approximately 7.65% of the number of shares of Common Stock stated to be outstanding by the Company in its Annual Report on Form 10-K, as filed with the Securities and Exchange Commission on March 31, 2005. Trinad Capital Master Fund Ltd is deemed to be the direct beneficial owner of 1,717,500 shares of Common Stock. Trinad Management, LLC is deemed to be the indirect beneficial owner of 1,717,500 shares of Common Stock. Robert Ellin is deemed to be the indirect beneficial owner of 1,717,500 shares of Common Stock. Each of Trinad Management, LLC and Robert Ellin disclaim beneficial ownership of the shares of Common Stock directly beneficially owned by Trinad Capital Master Fund Ltd (except for (i) the indirect interest of Trinad Management, LLC by virtue of being the general partner of Trinad Capital Master Fund Ltd, (ii) the indirect interest of Robert Ellin by virtue of being a member of Trinad Management, LLC, and (iii) the indirect interest of Robert Ellin by virtue of being a member of Trinad Capital Master Fund Ltd). Trinad Management, LLC and Robert Ellin have shared power to direct the vote and shared power to direct the disposition of these shares of Common Stock.

Item 6. Contracts, Arrangements, Understandings or Relationships with Respect to Securities of the Issuer

      Reference is made to the Letter, dated March 30, 2006, from Trinad Capital Master Fund, Ltd. and Strategic Turnaround Equity Partners, L.P. to the Corporate Secretary of Radiologix, Inc. in which the companies provide notice of their intention to nominate Gary L. Herman and Jay A. Wolf for election to the Board of Directors of Radiologix, Inc. at its 2006 Annual Meeting of Stockholders and which is incorporated herein as Exhibit 99.2. While the nominees have been presented, the Board may seek out and find more suitable and experienced candidates for its needs in the future.

      Except as described herein, there are no contracts, arrangements, understandings or relationships (legal or otherwise) between the persons named in herein and any person with respect to any securities of the Issuer, including but not limited to transfer or voting of any other securities, finder's fees, joint ventures, loan or option arrangements, puts or calls, guarantees of profits, divisions of profits or loss, or the giving or withholding of proxies.

Item 7. Material to Be Filed as Exhibits

Exhibit 99.2 - Letter, dated March 30, 2006, from Strategic Turnaround Equity Partners, L.P. and Trinad Capital Master Fund Ltd to the Corporate Secretary of Radiologix, Inc.

                   Remainder of Page Intentionally Left Blank

                                    SIGNATURE

After reasonable inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.

                                     Trinad Capital Master Fund Ltd


April 18, 2006                       By: /s/ Jay Wolf
                                         ---------------------------------------
                                         Name:  Jay Wolf
                                         Title: Managing Director of
                                                Trinad Management, LLC,
                                                the General Partner of
                                                Trinad Capital Master Fund Ltd


                                     Trinad Management, LLC


April 18, 2006                       By: /s/ Jay Wolf
                                         ---------------------------------------
                                         Name:  Jay Wolf
                                         Title: Managing Director


                                     Robert Ellin


April 18, 2006                       /s/ Robert Ellin
                                     -------------------------------------------


                                     Strategic Turnaround Equity Partners, L.P.


April 18, 2006                       By: /s/ Gary L. Herman
                                         ---------------------------------------
                                         Name:  Gary L. Herman
                                         Title: Managing Member of
                                                Galloway Capital Management LLC,
                                                the General Partner of
                                                Strategic Turnaround Equity
                                                Partners, L.P.


                                     Galloway Capital Management LLC


April 18, 2006                       By: /s/ Gary L. Herman
                                         ---------------------------------------
                                         Name:  Gary L. Herman
                                         Title: Managing Member


                                     Gary L. Herman


April 18, 2006                       /s/ Gary L. Herman
                                     -------------------------------------------


                                     Bruce Galloway


April 18, 2006                       /s/ Bruce Galloway
                                     -------------------------------------------

The original statement shall be signed by each person on whose behalf the statement is filed or his authorized representative. If the statement is signed on behalf of a person by his authorized representative (other than an executive officer or general partner of the filing person), evidence of the representative's authority to sign on behalf of such person shall be filed with the statement, provided, however, that a power of attorney for this purpose which is already on file with the Commission may be incorporated by reference. The name and any title of each person who signs the statement shall be typed or printed beneath his signature.

Attention. Intentional misstatements or omissions of fact constitute Federal criminal violations (See 18 U.S.C. 1001).